[redacted]

02053921

UNITED STATES
[TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASGRAIN & COMPANY (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 René-Lévesque Blvd West, Suite 1625
(No. and Street)

Montréal	Québec	H2Z 1W7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga (514) 871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 de la Gauchetière Street West, Suite 1900,	Montréal	Québec	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2002 WASH, D.C. 180

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Bertrand Ducharme, notary
For the district of Montréal, Québec CANADA
Lifetime commission

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] ~~(b)~~ Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2002

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

Auditors' Report

To the Stockholder of
Casgrain & Company (USA) Limited

We have audited the statement of financial condition of Casgrain & Company (USA) Limited as of September 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether this statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this statement of financial condition presents fairly, in all material respects, the financial position of the Company at September 30, 2002 in accordance with generally accepted accounting principles in the United States of America.

Raymond Chabot Grant Thornton

Chartered Accountants

Montréal, Québec
November 7, 2002

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2002 (in U.S.$)

ASSETS		
Cash and cash equivalents	$	49 807
Securities purchased under agreements to resell		16 912 678
Receivables from broker-dealers		983 753
Financial instruments owned (including $54,816,838 pledged as collateral)		65 153 689
Other assets		11 412
Total assets	$	83 111 339
LIABILITIES AND STOCKHOLDER'S EQUITY		
Securities sold under agreements to repurchase	$	41 226 005
Financial instruments sold, but not yet purchased		24 679 298
Accrued expenses		112 674
Income taxes payable		203 141
Total liabilities		66 221 118
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		9 525 000
Retained earnings		7 365 221
Total stockholder's equity		16 890 221
Total liabilities and stockholder's equity	$	83 111 339

The accompanying notes are an integral part of the statement of financial condition.

On behalf of the Board,

Director

Director

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

The Company operates as a broker-dealer in U.S. Treasury bonds, Canadian federal and provincial government bonds and Canadian municipal bonds, as well as corporate debt and equity securities on behalf of its clients and for its own account. The clients are comprised of financial institutions and other broker-dealers located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients. Financial instruments transactions cleared through the Canadian Depository System are self-cleared by the Company. Alternatively, financial instruments transactions to be cleared through a system other than the Canadian Depository System are cleared through BNY Clearing Services LLC ("BNYCS"), the Company's clearing brokers. As per the clearing agreement, the Company's clients are introduced to BNYCS and BNYCS carries their accounts on a fully disclosed basis. The introduced clients remain the responsibility of the Company and are considered the Company's clients except for certain regulatory purposes where they are considered customers of BNYCS.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

As a foreign member of the NASD, the Company is required by the NASD to present all figures in U.S. dollars.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions and revenues and expenses related thereto are recorded in the financial statements on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded net and are reflected in receivable from, or payable to, broker-dealers on the statement of financial condition.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value. Fair value of financial instruments used for trading, which includes accrued interest where applicable, are based on management's estimates, pricing models and quoted market prices.

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under SFAS No. 140 when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are identified as financial instruments owned (pledged as collateral) on the statement of financial condition.

Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and call loan in order to finance Company inventory positions, and obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provision of Financial Accounting Standards Board ("FASB") interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending activities securities are transacted under master netting agreements.

Obligations under call loans necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Call loans are collaterized by either financial instruments owned by the Company and/or unpaid clients' securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not. The effect of a tax rate change on deferred tax liabilities and deferred tax assets is recognized in net income in the period such change is enacted.

Cash equivalents

The Company defines cash equivalents as liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

3 - RECEIVABLES FROM BROKER-DEALERS

Receivables from broker-dealers at September 30, 2002 consist of the following:

Clearing broker	$	120 915
Net unsettled regular-way trades		862 838
	$	983 753

4 - FINANCIAL INSTRUMENTS OWNED AND SOLD, BUT NOT YET PURCHASED

Financial instruments owned, including those pledged as collateral, and financial instruments sold, but not yet purchased consisted of the following at September 30, 2002:

		Financial instruments owned		Financial instruments sold, but not yet purchased
U.S. government debt	$	50 800 322	$	13 368 674
Canadian governments debt [(1)]		14 353 367		11 310 624
	$	65 153 689	$	24 679 298

[(1)] Canadian governments debt is comprised of financial instruments issued or guaranteed by the government of Canada and its agencies, provincial governments and their agencies and Canadian municipalities.

5 - INCOME TAXES

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets amount to $8,191 at September 30, 2002 and consist of start-up costs and clearing entrance fees not currently deductible.

6 - CONTINGENT LIABILITIES AND COMMITMENTS

The Company has deposit securities having a market value of $45,960 to satisfy margin deposit requirements with a recognized depository and clearing corporation.

7 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES

The Company's trading activities consist in trading of Canadian governments (federal, provincial and municipal) and U.S. government debt, as well as corporate debt and equity securities with clients. While trading is generated by clients order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company monitors its exposure to market risk by entering into offsetting positions in other financial instruments and by reviewing trading positions and limits.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

7 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES (Continued)

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the balance sheet date. In the case of resale and repurchase agreements as well as on and off-balance sheet securities lending and borrowing arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through another broker-dealer on a fully disclosed basis pursuant to a clearance agreement. Nonperformance by its clients or other broker-dealers in fulfilling their contractual obligations to the clearing broker may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities lending and borrowing arrangements and call loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing broker that is highly capitalized and is a member of major securities exchanges, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2002 (in U.S.$)

7 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES (Continued)

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect nonperformance by counterparties in the above situation.

The Company's most significant industry credit concentration is with financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

8 - COLLATERAL

The Company receives collateral in connection with resale agreements and securities lending transactions. The Company is permitted to sell or repledge securities held as collateral. These securities may be used to cover short positions, to secure repurchase agreements or enter into securities lending transactions. As at September 30, 2002, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB No. 41, was $30,214,703 of which $18,283,730 was sold or repledged.

9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, are carried at fair value, which is defined in Note 2. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

10 - RESERVE AND NET CAPITAL REQUIREMENTS

As at September 30, 2002, the Company is not subject to the reserve requirement pursuant to rule 15c3-3 of Securities Exchange Act of 1934. The Company's financial instruments transactions are cleared either through its clearing broker on a fully disclosed basis or on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At September 30, 2002, the Company had net capital of $12,808,051 which was $12,558,051 in excess of its minimum net capital requirement.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities.

As at September 30, 2002, the Company had a net receivable from the Parent of $1,269,607 relating to financial instruments transactions that have not reached their contractual settlement date. This amount is reflected in receivables from broker-dealers on the statement of financial condition and is netted with other payable for unsettled regular-way trades. In addition, the Company had also with the Parent $12,034,495 of securities purchased under agreements to resell and $9,535,064 of securities sold under agreements to repurchase.